SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                           Marlton Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   571263102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Jeffrey K. Harrow
                           Marlton Technologies, Inc.
                                2828 Charter Road
                        Philadelphia, Pennsylvania 19154
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 19, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.                           13D


       571263102
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Redwood Acquisition Corp.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ] (b) [x]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       See item 3 herein.
--------------------------------------------------------------------------------

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Pennsylvania
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER          0
     SHARE
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER        0
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER     0

      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER   0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                  0

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                   0

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                                                                              CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No.                           13D


       571263102
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Jeffrey K. Harrow
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ] (b) [x]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       See item 3 herein
--------------------------------------------------------------------------------

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER             4,030,734
     SHARE
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER                   0
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER        4,030,734

      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER              0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     4,030,734

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [x]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                        27.1%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No.                           13D


       571263102
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Scott J. Tarte
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ] (b) [x]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       See item 3 herein
--------------------------------------------------------------------------------

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER        4,000,000
     SHARE
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER              0
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER   4,000,000

      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER         0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                4,000,000

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [x]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                          26.9%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No.                           13D


       571263102
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Robert B. Ginsburg
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ] (b) [x]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       See item 3 herein
--------------------------------------------------------------------------------

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER        2,679,017
     SHARE
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER              0
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER   2,679,017

      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER         0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                 2,679,017

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [x]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                         18.5%.

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No.                           13D


       571263102
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Alan I. Goldberg
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ] (b) [x]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       See item 3 herein.
--------------------------------------------------------------------------------

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER      1,300,772
     SHARE
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER            0
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER   1,300,722

      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER         0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                1,300,772

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                         9.5%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.


CUSIP No.                           13D


       571263102
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Seymour Hernes
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ] (b) [x]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       See item 3 herein
--------------------------------------------------------------------------------

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER       63,672
     SHARE
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER          0
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER  63,672

      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                    0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                         63,672

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                     Less than one percent

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No.                           13D


       571263102
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Donald R. Sparks, Sr.

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ] (b) [x]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       See item 3 herein.
--------------------------------------------------------------------------------

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER       108,267
    SHARE
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER           0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER  108,267
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER      0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    108,267
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                       Less than one percent.

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.



CUSIP No.                           13D


       571263102
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Charles P. Stetson, Jr. ((a/k/a/ Lombard Associates)
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ] (b) [x]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       See item 3 herein
--------------------------------------------------------------------------------

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER       703,976
   SHARE
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER           0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER  703,976
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER     0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    703,976
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                          5.5%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No.                           13D


       571263102
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       FRED COHEN
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ] (b) [x]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       See item 3 herein.
--------------------------------------------------------------------------------

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER          119,213
     SHARE
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER              0
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER     119,213

      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER         0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                       119,213

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                    Less than one percent

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

                                  Introduction

         This Schedule 13D is filed by Redwood Acquisition Corp. ("Redwood"), Jeffrey K. Harrow ("Harrow"), Scott J. Tarte ("Tarte"), Robert Ginsburg ("Ginsburg"), Alan I. Goldberg ("Goldberg") (Ginsburg, Harrow, Tarte and Goldberg collectively referred to as the "Initial Group"), Seymour Hernes ("Hernes"), Donald R. Sparks, Sr. ("Sparks"), Fred Cohen ("Cohen") and Charles Stetson, Jr. (a/k/a Lombard Associates) ("Stetson"; Hernes, Sparks and Stetson referred to as the "Second Group"; and the Initial Group and the Second Group collectively referred to as the "Group"), pursuant to Rule 13d-1(a) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each of the foregoing persons and entities is referred to individually as a "Member" and are referred to collectively as the "Members" or the "Group". The Group does not currently include Michael Tomkin who ceased being a Member in February/March 2003 (nor does this Schedule report information about Mr. Tomkin except as otherwise expressly provided herein).

         In February 2003, Redwood and the Company entered into a merger agreement. The merger agreement contemplated that the Shares (as defined) owned by all the Marlton shareholders (other than the Group (and Tomkin)) would be converted into the right to receive $0.30 per share. At the completion of the merger, the Group would have been the owners of Marlton. As a result of the Proposed Acquisition (as defined), the Members may have been deemed, pursuant to
Section 13(d)(3) of the Exchange Act, to have formed a group. In June 2003, the Company and Redwood terminated the merger agreement and in connection therewith, each Member has disclaimed membership in the Group; thus, there is effectively no more Group.

         The filing by the Members of this Schedule 13D does not constitute an acknowledgement that the Group continues in effect.

Item 1. Security and Issuer.

         The securities to which this statement (the "Schedule 13D") relates are the shares of common stock, no par value ("Shares"), of Marlton Technologies, Inc. (the "Company"), a Pennsylvania corporation. The Company's principal executive office is located at 2828 Charter Road, Philadelphia, Pennsylvania 19154.

Item 2. Identity and Background.


        (a) The names of the persons filing this Schedule 13D are set forth in the Introduction above and are incorporated herein by reference. Redwood is a Pennsylvania corporation that does not engage in any operating activities; it was organized to facilitate the transactions contemplated by the merger agreement.
                                       1

         (b) The business address for each Member is 2828 Charter Road, Philadelphia, Pennsylvania, 19154, except for Stetson whose business address is 115 East 62nd Street, New York, NY 10021.

         (c) All the members of the Initial Group are employed by Marlton as executive officers. Sparks is employed by a Marlton subsidiary, Cohen is a consultant to the telecommunication and software industries, Hernes is retired and Stetson is a principal at Private Equity Investors, an investment fund.

                  (d) - (f) Each Member (other than Redwood which is a Pennsylvania corporation) is a citizen of the United States and none of the Members, during the last five years has been
                  (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration.

         Each Member had acquired their Shares (including the Rights (as defined)) prior to the formation of the Group and did not acquire their Shares in connection with the Proposed Acquisition (as defined) .

         Each Member currently anticipates that any future purchase of Shares by such member, if any will be paid for by such Member's personal funds.

Item 4. Purpose of Transaction.

         The Group had intended to acquire the Company (the "Proposed Acquisition") and in connection therewith the Company and Redwood entered into a merger agreement dated as of February 20, 2003 pursuant to which the Shares owned by all persons (other than the Group) would be converted in the merger into the right to receive $0.30 per share. At the completion of the merger, the Group would have been the owners of Marlton. The completion of the merger would have resulted in the occurrence of one or more of the events described in paragraph (a) - (j) of Item 4 of Schedule 13D.

         In June 2003, the Company issued a press release announcing that the Company had agreed to a proposal by Redwood to terminate the merger agreement and that the merger agreement had been terminated pursuant to the Termination Agreement. A copy of the Termination Agreement is filed as an exhibit to this
Schedule 13D and the terms of such agreement are incorporated herein by this reference. As a result, the going private transaction contemplated by the merger agreement will not proceed. As each of the Members disclaims any participation or membership in the Group, there is no longer a Group. Each Member may, from time to time, acquire or dispose of Shares in public or private transactions though, except as otherwise provided herein, none of the Members currently has any plans that would result in the occurrence of one or more of the events described in paragraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

                  (a) Set forth below is a table reflecting the shares of Marlton common stock beneficially owned by each Member immediately following the termination of the Group:

                 Number of           Number of        Ownership     Percentage
Name             Shares(2)           Rights (2)       Total         Ownership(3)
----             ---------           ----------       ----------   - -----------
Harrow           2,005,000           2,025,734         4,030,734       27.1%
Tarte            2,000,000           2,000,000         4,000,000       26.9%
Goldberg           404,551(1)          896,221         1,300,772         9.4%
Ginsburg         1,048,996(1)        1,630,021         2,679,017        18.5%
Sparks             108,267                ---           108,267           *
Cohen               89,213              30,000           119,213          *
Hernes              32,473              31,999            63,672          *
Stetson            703,926                ---            703,926         5.5%
Redwood                  0                   0                 0          *

--------------------------------------------------------------------------------

         *    Less than one percent

        (1) Excludes 110,674 shares held by the Company's 401(k) plan of which such person is a trustee. Such person disclaims beneficial ownership of the Shares held by such plan, except for those Shares held for his direct benefit as a participant in such plan.

        (2) The term Shares refers to shares of Marlton common stock excluding share issuable pursuant to Rights. The term "Rights" refers to options, warrants and other rights to acquire Shares within 60 days of the date hereof.

        (3) Percentage ownership is calculated pursuant to Rule 13d-3(d) promulgated under the Exchange Act and on the basis, as indicated in the Company's Annual Report on Form 10-Q for the period ended March 31, 2003, that 12,845,096 shares of Common Stock are outstanding.

                        (b) Except as described below, and after giving effect to the cessation of the Group, each Member has sole voting power and sole dispositive power with respect to the Shares reflected as owned by them in Item 5(a). Ginsburg, Tarte and Harrow may be deemed, in certain respects, to share beneficial ownership of their respective Shares (which shared ownership is not reflected in the cover sheet for this Amendment nor the table set forth in Item 5(a)) as a result of the stockholders agreement dated as of November 20, 2001 by and among such persons and the Company (the "Stockholders Agreement"), which provides, among other things, with certain exceptions, that

      o Harrow and Tarte shall have the right to designate that number of individuals as nominees (which nominees shall include Harrow and Tarte) for election as directors as shall represent a majority of the board of directors.

      o Harrow, Tarte and Ginsburg (collectively, the "Stockholders") will vote their Shares in favor of Harrow's and Tarte's designees and Ginsburg.

      o Without the prior written consent of Ginsburg, Harrow and Tarte will agree that until November 2008, they will not vote any of their Shares in favor of (i) the merger of the Company,
                  (ii) the sale of substantially all of the Company's assets, or
                  (iii) the sale of all the Shares, in the event that in connection with such transaction the Shares are valued at less than $2.00 per share.

       o The Stockholders will recommend to the board of directors that it elect Tarte as the Vice Chairman of the Board of the Company and as the Chief Executive Officer of each subsidiary of the Company, Ginsburg as the President and Chief Executive Officer of the Company and Harrow as the Chairman of the Board of the Company.

       o The Stockholders shall have a right of first refusal with respect to one another in connection with any sale of the Shares held by them.

         As a result of the Stockholders Agreement, each of Harrow, Tarte and Ginsburg may be deemed to share voting and dispositive power over the Shares beneficially owned by such other Members though each of such persons disclaims beneficial ownership of the securities reflected in the table set forth in Item 5(a) as owned by the other Members.

         (c) No transactions were effected in the Shares by any of the Members since April 1, 2003.

         (d) Not applicable.

         (e) Each of Hernes, Cohen, Sparks and Redwood ceased to be a member of the Group in June, 2003 when the merger agreement was terminated and accordingly, such persons ceased at such time to be the beneficial owner of more than five percent of the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than as described in Items 4 and 5, none of the Members is a party to any oral or written contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or losses or the giving or withholding of proxies.

Item  7. Material to be filed as Exhibits

        (a) Press release dated June 20, 2003.

        (b) Termination Agreement dated as of June 19, 2003 by and between Marlton and Redwood.

         In addition, the Members hereby incorporate by reference the exhibits previously filed with respect to the Schedule 13D originally filed by each member of the Initial Group, as amended from time to time, to the extent such exhibit is responsive to this item.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2003

                                            Marlton Technologies, Inc.


                                            By: /s/ Jeffrey K. Harrow
                                                    -------------------
                                                    Jeffrey K. Harrow
                                                    Chairman of the Board


                                             Redwood Acquisistion Corp.

July 2, 2003                                By: /s/ Scott J. Tarte
                                                    --------------
                                                    Scott J. Tarte
                                                    President


July 2, 2003                                    /s/ Jeffrey K. Harrow
                                                    -----------------
                                                   Jeffrey K. Harrow


July 2, 2003                                    /s/ Scott J. Tarte
                                                    --------------
                                                   Scott J. Tarte


July 2, 2003                                    /s/ Robert B. Ginsburg
                                                    ------------------
                                                    Robett B. Ginsburg


July 2, 2003                                    /s/ Alan I. Goldberg
                                                    ----------------
                                                    Alan I. Goldberg


July 7, 2003                                    /s/ Donald R. Sparks
                                                   ----------------
                                                    Donald R. Sparks


July 8, 2003                                    /s/ Fred Cohen
                                                    ----------
                                                    Fred Cohen

July 7, 2003                                   /s/ Charles P. Stetson, Jr.
                                                   -------------------
                                                   Charles P. Stetson, Jr.
                                                   aka Lombard Associates

July  , 2003                                   /s/ Seymour Hernes
                                                   --------------
                                                    Seymour Hernes